

Mail Stop 3030

January 19, 2018

Christopher E. Brown, Esq.
Executive Vice President & General Counsel
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2017**
> **Form 10-Q for the Fiscal Quarter Ended October 29, 2017**
> **File No. 000-27999**

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2017

Revenues, page 27

1. While we note from page 11 your general disclosure that the market for your products is characterized by declining average selling prices, we note the discussions from your conference call on June 7, 2017 and on December 7, 2017 regarding what appears to be known annual price reductions of 10% to 15%, or more, in your datacom and telecom products. In future filings, disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or gross profit.

2. We note your disclosure that your Datacom and Telecom revenues increased during the fiscal year due to increased market demand for certain of your products. As requested by comment 1 in our letter to you dated December 17, 2015, in future filings, to the extent material to an understanding of your revenues and gross margin, please address the

impact of changes in prices, volume or other drivers for each of your product groups. Further, please quantify the amounts of any significant offsetting factors and disclose the reason for each material factor causing the aggregate change.

Form 10-Q for the fiscal quarter ended October 29, 2017

Results of Operations, page 16

3. We note your statements on your December 7, 2017 conference call that revenues from your datacom products decreased primarily due to lower demand for 10-gig and below transceivers, 40-gig QSFP transceivers and 100-gig CFP Ethernet transceivers that was partially offset by increases in sales of 100-gig QSFP28 transceivers as well as new revenues from VCSEL arrays for 3D sensing, and that sales of telecom products were primarily driven by lower revenues from your Chinese OEM customers. In your future filings, disclose all material reasons for changes in your revenues and disclose material changes in your revenues attributable to the introduction of new products or services.

Gross Profit, page 17

4. We note that your gross profit for the three months ended October 29, 2017 was down 28% compared to the three months ended October 30, 2016. We note your disclosure that gross margins decreased for the periods presented "primarily" due to a decline in your average selling prices for your products. In your future filings, disclose all material reasons for changes in your gross profits and gross margin, not just the primary ones, and disclose the reasons driving each material change.

Liquidity and Capital Resources, page 18

5. We note from your statements on your December 7, 2017 conference call that you may have up to $140 million of capital expenditures planned during the next year. In future filings, disclose material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery